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                            July 28, 2023

       Brent Suen
       Chief Executive Officer
       LOGIQ, INC.
       230 Victoria Street Bugis Junction
       #15-01/08, Singapore 188024

                                                        Re: LOGIQ, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-51815

       Dear Brent Suen:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 40

   1. We note your statement that you reviewed the public filings of your shareholders, your material contracts, and
the membership of your board of directors in connection with your required submission
under paragraph (a). Please supplementally describe any additional materials that were
reviewed and tell us whether you relied upon any legal opinions or third party
certifications such as affidavits as the basis for your submission.
   2. We note your disclosure provided in connection with your required submission under paragraph (a) addresses
ownership or control by "a governmental entity in mainland
                                                        China." However, we
note your auditors are located in Hong Kong. Please supplementally tell us the ownership
or control by governmental entities in Hong Kong as well as
                                                        mainland China.
 Brent Suen
FirstName  LastNameBrent Suen
LOGIQ, INC.
Comapany
July       NameLOGIQ, INC.
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at
(202) 551-3737
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:      Christopher Tinen